SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
INTELLIGROUP, INC.
(Name of Subject Company)
INTELLIGROUP, INC.
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
45816A106
(CUSIP Number of Class of Securities)
Vikram Gulati
President and Chief Executive Officer
Intelligroup, Inc.
5 Independence Way, Suite 220
Princeton, New Jersey 08540
(646) 810-7400
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copies to:

Robert F. Kennedy, Esq.	Steven M. Skolnick, Esq.
Jones Day	Meredith Prithviraj, Esq.
222 East 41st Street	Lowenstein Sandler PC
New York, New York 10017	65 Livingston Avenue
(212) 326-3939	Roseland, New Jersey 07068
(973) 597-2500
☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

Introduction
This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Intelligroup, Inc., a New Jersey corporation (the “Company”), on June 21, 2010, as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC by the Company on June 24, 2010. Except as otherwise noted, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.
ITEM 8. ADDITIONAL INFORMATION
Item 8 is hereby amended and supplemented by adding the following paragraph at the end of the subsection entitled “Regulatory Approvals — HSR”:
“On July 1, 2010, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in connection with the Offer expired. Accordingly, the condition to the Offer that any applicable waiting period under the HSR Act shall have expired or been terminated has been satisfied.”
ITEM 9. EXHIBITS
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(x)	Press Release issued by Intelligroup, Inc. and NTT DATA CORPORATION on July 1, 2010”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELLIGROUP, INC.
By:	/s/ Vikram Gulati
Vikram Gulati
President and Chief Executive Officer

Date: July 1, 2010